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                                                                  Exhibit (a)(3)

             MICRON ELECTRONICS, INC. SIGNS DEFINITIVE AGREEMENT
                   TO ACQUIRE NETFRAME SYSTEMS INCORPORATED

  To Create Industry's First High-End Enterprise Server to Desktop Solutions
                            Direct Business Model

     Nampa, Idaho -- June 10, 1997 -- Micron Electronics, Inc. (Nasdaq: MUEI) and NetFRAME Systems Incorporated (Nasdaq: NETF) announced today that Micron Electronics has entered into a definitive agreement to acquire NetFRAME by means of a cash Tender Offer. An offer will be made to the stockholders of NetFRAME to acquire all outstanding shares of common stock for $1.00 net to the seller per share in cash. The transaction, which is subject to certain conditions and approvals, is valued at approximately $14 million. The agreement has been approved by the Boards of Directors of both Micron Electronics and NetFRAME.

     NetFRAME is a leader in enterprise-class multiprocessor servers. The merger will create one of the industry's premier suppliers of standards-based computer systems, including notebooks, desktops, department and enterprise-class servers. NetFRAME would bring to Micron Electronics industry standard, enterprise-class servers with high availability technology, a large installed base of corporate users, and a highly skilled enterprise sales and marketing organization.

     "Micron Electronics and NetFRAME Systems are an excellent fit in terms of products and market focus," said Joe Daltoso, Chairman and CEO of Micron Electronics. "This acquisition would provide Micron Electronics with immediate entry into the rapidly-growing high-end enterprise server market with leading edge products. The union of Micron Electronics and NetFRAME would create the first high-end enterprise server to desktop solutions direct business model in the industry. By combining Micron Electronics' expertise in desktop and notebook PCs and direct access to the consumer and the SOHO markets with NetFRAME's high-end server technology and corporate focus, we would be able to provide a single source to meet the computing needs of our customers."

     Over the past 12 months, NetFRAME made the transition from a proprietary, superserver vendor to an open, standards-based server company. NetFRAME's Intel-based servers run Microsoft Windows NT and Novell IntranetWare, and support accepted industry standards, including I\\2\\O and the PCI bus. The company's flagship NF9000 series offers high availability through advanced redundancy and throughput features.

     Bob Puette, President and CEO of NetFRAME, said, "Combining NetFRAME's highly available and scalable enterprise servers, Micron Electronics' cost-effective server line and our sales and marketing expertise, we believe we can successfully penetrate the server market, by combining NetFRAME's great technology with Micron Electronics' financial resources."

     NetFRAME Systems Incorporated, founded in 1987, is a leader in enterprise-class multiprocessor servers offering continuous availability and scalability while supporting industry standard software. NetFRAME's servers provide a competitive price/performance alternative to
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networked server proliferation and are field upgradeable as customers' needs grow. NetFRAME ClusterSystems are sold through resellers and system integrators worldwide. For information, contact NetFRAME via the World Wide Web at www.netframe.com, or call 408/ 474-1000.

     Micron Electronics, Inc. and its subsidiaries manufacture electronic products and provide services for a wide range of computing and digital applications. The Company develops, markets, manufactures and supports PC systems for consumer, business, government and educational use. In addition, Micron Custom Manufacturing Services, Inc., a subsidiary of Micron Electronics, Inc., provides custom contract manufacturing services to original equipment manufacturers. SpecTek, a division of Micron Electronics, Inc., processes and markets reduced specification memory components under the SpecTek brand name. Micron Electronics, Inc. common stock trades on the Nasdaq Stock Market under the symbol MUEI. The Company is majority owned by Micron Technology, Inc. Product information is available by calling 1-800-776-4518 or via the Company's home page on the Internet at http://www.micronpc.com.

***

     This press release contains forward looking statements within the meaning of the federal securities laws. Such forward looking statements are subject to a number of risks and uncertainties which would cause actual results to differ materially from those projected. Such risks and uncertainties include, without limitation, industry competition, fluctuating market pricing for computer and semiconductor memory products, fluctuating component costs, changes in product mix, seasonal cycles common in the PC industry, the timing of new product introductions by the Company and its competitors, seasonal government purchasing cycles, inventory obsolescence, the effect of product reviews and industry awards, critical component availability, manufacturing and production constraints, and the timing of orders from and shipments to OEM customers. Additional risks are detailed in the Company's filings with the Securities and Exchange Commission, including its report on Form 10-Q for the quarter ended February 27, 1997 and its prospectus supplement dated February 12, 1997. The Company may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission in its report to shareholders. The Company does not undertake to update any forward looking statement that may be made from time to time by or on behalf of the Company. Readers should carefully review the section entitled "Certain Factors" in the documents the Company files from time to time with the Securities and Exchange Commission.